Exhibit 99.1

August 18, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

Dear Sir/Madam,

Sub:	Newspaper Advertisement- Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing a copy of newspaper advertisement in the matter of scheme of amalgamation of Wipro Technologies Austria Gmbh, Wipro Information Technology Austria Gmbh, Newlogic Technologies SARL and Appirio India Cloud Solutions Private Limited and Wipro Limited and their respective shareholders released in the Business Standard and Vijaya Karnataka newspapers. The same has been made available on the Company’s Website www.wipro.com.

Thanking You,

For WIPRO LIMITED

G Kothandaraman

General Manager- Finance

Business Standard BENGALURU | 18 AUGUST 2018 J HDFC MUTUAL FUND MUTUAL FUNDS SahiHai BHAROSA APNO KA HDFC Asset Management Company Limited A Joint Venture with Standard Life InvestmentsCIN: U65991MH1999PLC123027 Registered Office: HDFC House, 2nd Floor, H.T. Parekh Marg, 165-166, Backbay Reclamation,Churchgate, Mumbai—400 020. Phone: 022 66316333 • Toll Free Nos: 1800-3010-6767 / 1800-419-7676 Fax: 022 22821144 • e-mail: cliser@hdfcfund.com • Visit us at: www.hdfcfund.com NOTICE NOTICE is hereby given that HDFC Trustee Company Limited, Trustee to HDFC Mutual Fund (“the Fund”), has approved the declaration of dividend in HDFC Arbitrage Fund, an Open-ended Scheme investing in Arbitrage Opportunities (“the Scheme”) and fixed Thursday, August 23, 2018 (or the immediately following Business Day, if that day is not a Business Day) as the Record Date for the same as given below: Name of the Scheme / Plan / Option    Amount of Dividend (‘ per unit)# Impact of Dividend Distribution on NAV (‘ per unit)Face Value (‘ per unit)NAV as on August 16, 2018 (‘ per unit) HDFC Arbitrage Fund—Wholesale Plan—Regular Plan—Normal Dividend Option (Payout and Reinvestment)10.459 HDFC Arbitrage Fund—Wholesale Plan—Direct Plan—Normal Dividend Option (Payout and Reinvestment)0.050.05710.0010.787 HDFC Arbitrage Fund—Wholesale Plan—Regular Plan—Monthly Dividend Option (Payout and Reinvestment)10.864 HDFC Arbitrage Fund—Wholesale Plan—Direct Plan—Monthly Dividend Option (Payout and Reinvestment)10.519 # The dividend will be subject to the availability of distributable surplus and may be lower, depending on the distributable surplus available on the Record Date. Pursuant to payment of dividend, the NAV of the Dividend Option(s) of the above Scheme would fall to the extent of payout and statutory levy, if any. Income distribution / Dividend will be paid to those Unit holders / Beneficial Owners whose names appear in the Register of Unit holders maintained by the Fund / Statement of Beneficial Ownership maintained by the Depositories, as applicable, under the Dividend Option(s) of aforesaid Scheme on the Record Date. Pursuant to payment of dividend, the NAV of the Dividend Option(s) of the above Scheme would fall to the extent of payout and statutory levy, if any. Income distribution / Dividend will be paid to those Unit holders / Beneficial Owners whose names appear in the Register of Unit holders maintained by the Fund / Statement of Beneficial Ownership maintained by the Depositories, as applicable, under the Dividend Option(s) of aforesaid Scheme on the Record Date. With regard to Unit holders of the aforesaid Scheme who have opted for Reinvestment facility under the Dividend Option(s), the dividend due will be reinvested by allotting Units for the Income distribution / Dividend amount at the prevailing ex-dividend NAV per Unit on the Record Date. Intimation of any change of address / bank details should be immediately forwarded to the Investor Service Centres of the Fund (for units held in non-demat form) / Depository Participant (for units held in demat form). For HDFC Asset Management Company Limited Place: Mumbai Sd/- Date : August 17, 2018 Chief Compliance Officer MUTUAL FUND INVESTMENTS ARE SUBJECT TO MARKET RISKS, READ ALL SCHEME RELATED DOCUMENTS CAREFULLY. NOTICE-CUM-ADDENDUM eh DEBT FUND SERIES A Close-ended Debt Scheme SBI DEBT FUND SERIES C -15 (91 DAYS) (THE SCHEME) Unitholders of SBI Debt Fund Series C -15 (91 Days) are requested to note that in terms of enabling provisions of Regulation 33(4) of SEBI (Mutual Funds) Regulations, 1996, it is proposed to rollover the scheme (extend the maturity of the Scheme) as under: Scheme Name Existing tenureOriginal Maturity DatePeriod of RolloverRevised Maturity Date* SBI Debt Fund Series C -15 (91 Days)91 DaysAugust 23,201891 DaysNovember 22,2018 *or immediately succeeding Business day, if that day is not a Business day. Accordingly, detailed letter intimating the proposed roll-over along with details & consent letter will be dispatched/ emailed to the registered postal address/email id of the unitholder(s)/Beneficial Owners of the above Scheme, whose names appear in the records of the Registrar and Transfer Agent, M/s ComputerAge Management Services Pvt. Ltd ./Statement of Beneficiary Owners maintained by the Depositories (in case of units in Demat mode). As a unitholder under the Scheme, you may choose to indicate your concurrence by signing the consent letter received by you along with letter intimating proposed rollover and submit the same at the nearest “Official Point of Acceptance” of SBIMF, latest by original maturity date of the Scheme i.e. August 23,2018 till 3.00 p.m. You can also download the consent letter available on our website www.sbimf.com Alternatively, you may also provide your consent to rollover by sending an email to rollover@sbimf.com from your registered email address in the Folio, clearly mentioning your Name, Folio Number and Scheme/Plan. After the rollover, existing subscription details of the units under the Scheme viz. plan, option etc. shall remain unchanged. In case we do not receive your consent to the above mentioned changes, your investment under the Scheme shall be redeemed at applicable NAV as per the maturity date of the scheme as mentioned above. The above scheme is listed on BSE Limited (BSE) and shall be suspended for trading from BSE from the original maturity date as mentioned above. The units of the Scheme will be made available for trading on BSE only after completion of rollover of the Scheme. Unitholders are also advised to consult his or her own financial advisors with respect to the financial or tax implications if any, arising out of his or her participation in the rollover of the Scheme. All the other provisions of the Scheme Information Document (SID)/Key Information Memorandum (KIM)/addenda except as specifically communicated to investors remain unchanged. This Notice-cum-Addendum forms an integral part of the SID/KIM of the above mentioned Scheme of SBI Mutual Fund, as amended from time to time. Product Labeling This product is suitable for investors who are seeking*: Regular income over short term Investment in Debt/Money Market Instrument/Govt. Securities Investors understand that their principal will be at moderately low risk investors should consult their financial advisers if in doubt about whether the product is suitable for them. Place: Mumbai Date: August 17,2018 For SBI Funds Management Private Limited Sd/- Anuradha RaoManaging Director & CEO SBI MUTUAL FUND A PARTNER FOR LIFE Asset Management Company: SBI Funds Management Private Limited (A Joint Venture between SBI &AMUNDI) (CIN: U65990MH1992PTC065289),Trustee: SBI Mutual Fund Trustee Company Pvt. Ltd. (CIN: U65991MH2003PTC138496),Sponsor: State Bank of India. Regd. Office: 9th Floor, Crescenzo, C—38 & 39, G Block, Bandra-Kurla Complex,Bandra (E), Mumbai—400051. Tel.: 91-022-61793000 • Fax: 91-022-67425687E-mail: partnerforlife@sbimf.com * Website: www.sbimf.com BSE Disclaimer: It is to be distinctly understood that the permission given by BSE should not in any way be deemed or construed that the Scheme Information Document has been cleared or approved by BSE nor does it certify the correctness or completeness of any of the contents of the Draft Scheme Information Document. The investors are advised to refer to the Scheme Information Document for the full text of Disclaimer Clause of BSE. Mutual Fund investments are subject to market risks,read all scheme related documents carefully. SBIMF/2018/AUG/04 H.G. INFRA ENGINEERING LIMITED CIN :L45201RJ2003PLC018049 Regd. Office: 14, Panchwati Colony Ratanada, Jodhpur- 342001, RajasthanPhone: +91 291 2000307 Fax: +91 291 2515321Email: cs@hginfra.com Website: www.hainfra.comNOTICE OF 16™ AGM, E-VOTING AND BOOK CLOSURE Notice is hereby given that 16™ Annual General Meeting of the members of the company will be heldon Monday, 10th Day of September, 2018 at 10.00 A.M. at Hotel Radission, Gaurav Path Road 8,Residency RD, Jodhpur-342001 (Rajasthan) The Annual Report together with the Notice and Attendance Slip for the year 2017-18 have been sentto the members electronically to the e-mail Id’s registered by them with the Company’s, Registrar &Share Transfer Agent, Link Intime India Private Limited/ Depository Participant(s) and physicalcopies have also been sent to the members who have not registered their email ID, by the permittedmode. The Notice of the AGM and theAnnualReportfortheyear2017-18 are also available onthe Company’s website i.e www.hginfra.com and Link Intime Websitehttps://instavote.linkintime.co.in In terms of Section 108 of the Companies Act 2013 read with Companies (Management andAdministration, Rules, 2014 and Regulation 44 of SEBI (Listing Obligations and DisclosureRequirements, Regulations. 2015, Company is pleased to provide to Its Members (Holding sharesin demat/ physical form as on 3rd September, 2018 being the cut-off-date, facility to exercise theirvote on resolution(s) proposed to be passed at the AGM by electronic means i.e. through remote e-voting (to vole electronically from place other than the venue of theAGM, as provided by Link Intime.All the members are further informed that: The cut-off date for determining the eligibility to vote by remote e-voting or voting at the AGM is 3rd September, 2018 The period of remote e-voting will commence on 7* September, 2018 from 9:00 a.m. (1ST) andwill end on 9th September, 2018 at 5:00 p.m. (1ST). The remote e-voting shall not be allowedbeyond the said date and time. Any person who becomes a member of the Company after dispatch of the notice of the meetingand holding shares as on the cut-off date as on 3rd September, 2018 may obtain the request IDand Password by sending request at enotices@linkintime.co.in The detailed procedure forobtaining the user ID and Password is also provided in the notice of the meeting which isavailable on company’s website and Link Intime website. If the member is already registeredwith Link Intime e-voting platform then he can use his existing User ID and password for castingvote through remote e-voting. The member who have cast their vote by remote e-voting may attend the meeting but shall notbe entitled to cast their vote again. Vote once cast cannot be changes subsequently. The facility of voting through ballot paper shall be made available at the venue of 16“ AGM to themember who have not cast theirvote through remote e-voting and are present at the 16“ AGM. In case of any queries/grievances connected with electronic voting, members may refer theFrequently Asked Questions (FAQs, and Instavote e-voting manual for members available atthe “Help” section of enotices@linkintime.co.in For any grievances related to remote e-voting,please contact Mr. Rajiv Ranjan at email to enotices@linkintime.co.in, Tel. 022-49186000 NOTICE Is hereby further given that pursuant 10 Regulation 42 of the SEBI (Listing Obligations andDisclosure Requirements, Regulations. 2015 and Section 91 of the Companies Act 2013 and theapplicable Rules thereunder that the register of Members and Share Transfer Books of theCompany would remain closed from Tuesday, 4th September, 2018 to Monday, 10“ September2018 (both days inclusive, for the purpose of payment of final dividend, if approved by the members.The final dividend, as recommended by the Board if approved at the AGM will be paid from 14“September, 2018 onwards to those Members: whose names appear as Beneficial Owner in the list of Beneficial Owner as at the end ofbusiness hours on 3rd September 2018 furnished by NSDL and CDSL whose name appears as members in the Register of Members of the company after giving effectto valid share transfer in physical form lodged with the company or its Registrar and ShareTransfer Agent (RTA, viz Link Intime India Private Limited on or before 3rd September2018. Place: Jaipur Date: 17.08.2018 By order of the Board For H.G. Infra Engineering Limited Sd/- Harendra Singh Chairman & Managing Director DIN:00402458 < POWER GRID CORPORATION OF INDIA LIMITED gB (A Government of India Enterprise) Regd. Office : B-9, Qutab institutional Area, Katwaria Sarai, New Delhi-110016 Website: www.powergridindia.com, CIN : L40101DL1989GOI038121 EXTENSION OF NOTICE INVITING TENDER Ref: NESH/CSM/NIT/33/Extn-1 Dated: 16.08.2018 (Original NIT NO: NESH/CSM/NIT-33 dated 30.05.2018) POWERGRID invites online bids through the e-portal https://pgcileps.buyjunction.in for following packages: Package Ref: Details/ SiteSalient ParticularsDownloading of Bid Documents/ Cost of Bid DocumentsDeadline of Bid Submission Soft copy part/ Hard ‘copy partDate of opening of Bids Package 1Assam, Manipur and Arunachal PradeshPacking, Forwarding, Insurance, Transportation, Supply & Delivery Testing & Commissioning of SF6 Gas Handling Plant including demonstration to POWERGRID’s personnel of NERTS.Upto 14.09.2018 ? 5,00021.09.2018 [11:00 Hrs 1ST]21.09.2018 [11:30 Hrs 1ST] Package 2AssamDesign, Manufacture, Assembly, Factory Testing, Transit Insurance, Packing, Forwarding, Transportation, Supply, Delivery & Installation of insulation for 33 kV system at 400/ 220/33 kV Misa, Balipara, Bongaigaon, Silchar & HVDC BNC SS Substation, NER (Package-1). Upto 17.09.2018 ? 5,00024.09.2018 [11:00 Hrs 1ST]24.09.2018 [11:30 Hrs 1ST] Package 4Assam, MeghalayaDiversion work of 400 kV D/C Byrnihat-Bongaigaon Transmission line of NETC in the section between Loc. No. 595 to Loc. No. 599 in view of infringement with an educational viz. RIST.Upto 17.09.2018 ? 25,00025.09.2018 [11:00 Hrs 1ST]25.09.2018 [11:30 Hrs 1ST] All other terms & conditions shall remain same as per Original NIT. Please visit POWERGRID web site http://www.powergridindia.com and e-Procurement Portal https:// pgcileps.buyjunction.in; Ph : 0364-2537316. POWERGRID-Delivering Smart Transmission Solutions GARWARE GARWARE TECHNICAL FIBRES LIMITED (Formerly Garware-Wall Ropes Limited, NOTICE NOTICE IS HEREBY GIVEN THAT the Forty-First Annual General Meeting (“AGM”) of Garware Technical Fibres Limited (Formerly Garware-Wall Ropes Limited) (“the Company”) will be held on Tuesday, 11th September, 2018 at 10:30 a.m. at Auto Cluster Auditorium, Auto Cluster Development & Research Institute Ltd., H-Block, Plot No. C-181, Off old Pune-Mumbai Highway, Chinchwad, Pune—411 019, to transact the business as set out in the Notice of AGM, which has already been sent on 17th August, 2018, alongwith Forty-First Annual Report 2017-18, electronically, to those Members, who have registered their email addresses and physically to all those Members, who have not registered their email addresses or requested for hard copy. The Notice of the AGM is displayed on the Company’s website: www.garwarefibres.com and is also available on websites of BSE Limited: www.bseindia.com and National Stock Exchange of India Limited: www.nseindia.com. The Notice of the AGM is also available on the Central Depository Services (India) Limited (“CDSL”) website: www.cdslindia.com. Pursuant to the provisions of Section 91 of the Companies Act, 2013, read with Rule 10 of the Companies (Management & Administration) Rules, 2014 and Regulation 42 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, notice is also hereby given that the Register of Members and Share Transfer Books of the Company will remain closed from Saturday, 1st September, 2018 to Tuesday, 11th September, 2018 (both days inclusive), for the purpose of determining the names of Members eligible for Dividend on Equity Shares, if declared at the AGM. The Members are hereby informed that the Company, in compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management & Administration) Rules, 2014 as amended and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, is providing to the Members (holding shares both in physical and in electronic form), the facility to exercise their right to vote at the Forty-First AGM by electronic means and the business may be transacted through remote e-voting services provided by CDSL. The instructions for remote e-voting (remote e-voting) are given in the Notice of AGM. The remote e-voting shall begin on Saturday, 8th September, 2018 at 9:00 a.m. and ends on Monday, 10th September, 2018 at 5:00 p.m. Members, whose name is recorded in the register of members or in register of beneficial owners maintained by the depositories as on Cut-off date i.e. Tuesday 4th September, 2018, may cast their vote electronically / through polling paper in AGM of the Company. The remote evoting module shall be disabled by CDSL for voting thereafter and Members shall not be allowed to vote beyond the said date and time. The Company shall be making arrangements for the Members to cast their votes in respect to the businesses through polling paper, for Members attending the AGM, who have not cast their vote by remote e-voting. The Members, who have casted their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again. Mr. S. V. Deulkar, Partner of M/s. S. V. D. & Associates, Company Secretaries (CP No. 965) has been appointed as Scrutiniser to scrutinise voting process in a fair and transparent manner and in accordance with the applicable laws. Any person, who becomes Member of the Company after notice dispatch date and holding shares as on Cut-off date i.e. Tuesday, 4th September, 2018 and whose PAN is not updated may request for login id and password from Link Intime India Pvt. Ltd., RTA of the Company. The Results declared along with the Scrutiniser’s Report shall be displayed on the Company’s website: www.qarwarefibres.com within prescribed period. The Results shall also be communicated to Stock Exchanges. In case you have any grievances, queries or issues regarding remote e-voting, Members may refer the Frequently Asked Questions (“FAQs”) and e-voting manual available at www.evotinqindia.co.in under “help” section or write an email to helpdesk.evoting@cdslindia.com or contact Mr. Sunil Agarwal, Company Secretary at registered office address or Tel.: (020) 30780000 or e-mail at secretarial@qarwarefibres.com. By Order of the Board of Directors For Garware Technical Fibres Limited Sd/- Sunil Agarwal Pune Company Secretary 18th August, 2018 M. No. FCS 6407 Regd. Off.: Plot No. 11, Block D-1, M.I.D.C., Chinchwad, Pune-411019. CIN: L25209MH1976PLC018939; Telephone No.: (+91-20) 30780000 Fax No.: (+91-20)27455886; E-mail: pune_admin@ganwarefibres.com Website: www.garwarefibres.com BEFORE THE NATIONAL COMPANY LAW TRIBUNAL BENGALURU BENCHIN THE MATTER OF THE COMPANIES ACT, 2013
AND IN THE MATTER OF SECTIONS 230 TO 232 READ WITH SECTION 234OF THE COMPANIES ACT, 2013AND IN THE MATTER OF SCHEME OF AMALGAMATION OF WIPRO TECHNOLOGIESAUSTRIA GMBH, WIPRO INFORMATION TECHNOLOGYAUSTRIA GMBH, NEWLOGIC TECHNOLOGIES SARL AND APPIRIO INDIA CLOUD SOLUTIONS PRIVATE LIMITED AND WIPRO LIMITED AND THEIR RESPECTIVESHAREHOLDERS COMPANY APPLICATION NO. 30/BB/18 WIPRO LIMITED Registered Office at Doddakannelli, Sarjapur Road, Bangalore 560 035... APPLICANT/TRANSFEREE COMPANY Better Ideas in Action NOTICE AND ADVERTISEMENT OF NOTICE OF THE MEETING OFSHAREHOLDERS AND UNSECURED CREDITORS Notice is hereby given that by an order dated the August 10, 2018, the Bengaluru Bench of the National Company Law Tribunal has directed to convene the Meeting to be held of the Shareholders and Unsecured Creditors of the Transferee Company for the purpose of considering, and if thought fit, approving with or without modification the Scheme of Amalgamation of Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, New Logic Technologies SARL and Appirio India Cloud Solutions Private Limited (“Transferor Companies”) with Wipro Limited (“Transferee Company”). In pursuance of the said order and as directed therein further notice is hereby given that a Meeting of the Shareholders’ and Unsecured Creditors of the Transferee Company will be held at the Registered Office of the Transferee Company at Doddakannelli, Sarjapur Road, Bangalore-560 035, on Wednesday the 19th day of September, 2018 at 10 AM and 12 noon respectively at which time and place the said Shareholders and Unsecured Creditors are requested to attend. Copies of the said Scheme of Amalgamation, and of the statement under Section 230 can be obtained free of charge at the Registered Office of the Transferee Company at Doddakannelli, Sarjapur Road, Bangalore—560 035. The Persons entitled to attend and vote at the Shareholders’ Meeting may vote in person or by proxy, provided that all proxies in the prescribed form are deposited at the Registered Office of the Transferee Company at Doddakannelli, Sarjapur Road, Bangalore—560 035, not later than 48 hours before the Meeting. Forms of proxy can be obtained from the Registered Office of the Company or download the same from the Companies website (www.wipro.com). The Hon’ble Tribunal has appointed Mr. Azim H Premji, Chairman and Managing Director, failing him Mr. Rishad A Premji, Executive Director and Chief Strategy Officer, failing him, Mr. B C Prabhakar, Advocate, failing him Mr. Saji P John, Advocate, as the Chairperson of the Shareholders’ Meeting. The Hon’ble Tribunal has appointed Mr. Rishad A Premji, Executive Director and Chief Strategy Officer, failing him Mr. Jatin P Dalai, Chief Financial Officer, failing him Mr. B C Prabhakar, Advocate, failing him Mr. Saji P John, Advocate, as the Chairperson of the Unsecured Creditors’ Meeting. The above mentioned Scheme of Amalgamation, if approved by the Meeting, will be subject to the subsequent approval of the Hon’ble NCLT. Members are further hereby informed that, the Company over a period from August 14, 2018 to August 17, 2018 has completed the dispatch of the Postal Ballot Notice under Section 110 and Section 108 of the Companies Act, 2013 read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 as amended by the Companies (Management and Administration) Amendment Rules, 2016 including any statutory modification or re-enactment thereof for the time being in force, and other applicable provisions, along with the Postal Ballot Form and a postage pre-paid self-addressed Business Reply Envelope (for which postage will be borne and paid by the Company) to the Members whose e-mail addresses are not registered and sent e-mails to the Members whose e-mail addresses are registered and whose names appeared in the Register of Members of Beneficial Owners as on the cut-off date i.e. August 10, 2018, seeking assent/dissent of the Members for Scheme of Amalgamation. The Company is providing to its Members with the facility to cast their vote electronically through the e-voting services provided by Karvy Computershare Private Limited and also to cast vote through a Postal Ballot Form where Members do not have access to e-voting facility. The voting, both through Postal Ballot and through e-voting, will commence at 9 am 1ST on August 20, 2018 and end at 5 pm 1ST on September 18, 2018 (both days inclusive). The e-voting module shall thereafter be disabled by Karvy Computershare Private Limited. The Hon’ble Tribunal have appointed Mr. V Sreedharan, Practising Company Secretary, as the Scrutinizer for conducting the Postal Ballot/e-voting process in a fair and transparent manner. Members are requested to note that the duly completed and signed Postal Ballot form should reach the Scrutinizer not later than close of working hours (i.e. 5 pm 1ST) on September 18, 2018. A Member may request for a duplicate Postal Ballot Form from Registrar and Share Transfer Agent, Unit: Wipro Limited Karvy Computershare Private Limited, Karvy Selenium Tower B, Plot number 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad—500 032 or from the Company at its Registered Office or download the same from the Company’s website (www.wipro.com). For any queries/grievances relating to voting by Postal Ballot or by electronic means, Members are requested to contact corp-secretarial@wipro.com or einward.ris@karvy.com. Dated this 17th day of August, 2018. Azim H Premji Chairman and Managing Director DIN: 00234280 Chairperson appointed for the meeting

STATE